[BB&T Corporation letterhead]




August 11, 1998


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

          R::  Franklin Bancorporation, Inc. -- Form 15

Ladies and Gentlemen:

On behalf of Franklin Bancorporation, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 101(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $0.10 per share.

        If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.


                                Very truly yours,

                                BB&T CORPORATION


                                By:  /s/ Jerone C. Herring
                                By:  Jerone C. Herring

                  Title: Executive Vice President and Secretary

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-20880

                          Franklin Bancorporation, Inc.
             (Exact name of registrant as specified in its charter)

           1722 I (Eye) Street, N.W., Washington, D.C. 20006 Telephone
           (202) 429-8888 (Address, including zip code, and telephone number, including area code,
                  of registrant's principal executive offices)

                     Common Stock, par value $0.10 per share
            (Title of each class of securities covered by this Form)

                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*  Rule  12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(1)(ii) [ ]   Rule  12h-3(b)(1)(i)  [X]*  Rule  12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]   Rule  12h-3(b)(i)(ii) [ ]   Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date: None

*Franklin Bancorporation Inc. was merged with and into BB&T Corporation on July 1, 1998.

        Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as successor by merger to Franklin Bancorporation, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  August 11, 1998           BB&T CORPORATION

                                 By:    /s/ Jerone C. Herring
                                 Name:  Jerone C. Herring
                  Title: Executive Vice President and Secretary